Exhibit 1.01

JOANN Inc.

Conflict Minerals Report

For the reporting period from January 1, 2022 to December 31, 2022

Conflict Minerals Disclosure

This Conflict Minerals Report (this “Report”) of JOANN Inc. (including its consolidated subsidiaries, the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2022 to December 31, 2022 (the “Reporting Period”).

Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release and, as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed in this Report. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended January 28, 2023 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure and undertakes no obligation to update them unless otherwise required by law.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products that may contain “conflict minerals” (as defined below) that are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). For the Reporting Period, the Company reasonably determined that certain of its products may contain conflict minerals. In accordance with Rule 13p-1 and Form SD, the Company has conducted, as applicable, a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in the products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. The results of the Company’s RCOI regarding the Subject Minerals are contained in this Report, which is publicly available at https://investors.joann.com/additional-information. The content on, or accessible through, any website referred to in this Report is not incorporated by reference into this Report unless expressly noted.

1.	RCOI and Due Diligence Process.

The Company engaged Source Intelligence, a third-party consultant (“SI”), to collect information about the presence and sourcing of Subject Minerals used in the products and components supplied to the Company’s stores. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. Where applicable, the Company exercised due diligence on the source of the Subject Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

RCOI

The Company’s global supply chain and sourcing functions are complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are multiple tiers of third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that are included in its products.

During the Reporting Period, the Company worked to identify direct suppliers that it believed could potentially provide materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). Given the size and complexity of the Company’s sourcing functions, the Company focused on suppliers that had the highest probability of supplying the Company with materials or components containing Subject Minerals. For the Reporting Period, the Company identified 23 suppliers that were believed to have supplied the Company with products that included conflict minerals.

The Company sent each Covered Supplier an introductory email describing the Company’s conflict minerals compliance program requirements and introducing the Covered Supplier to SI. SI engaged with these 23 Covered Suppliers to collect information regarding the sourcing of their conflict minerals through the use of a Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”) with the ultimate goal of identifying the smelters or refiners and associated mine countries of origin. SI made up to six follow-up requests to Covered Suppliers who were unresponsive to SI’s communications.

The Company continued to engage its Covered Suppliers throughout the entire RCOI process by providing reminders for any non-responsive suppliers and direct outreach via email.

An escalation process was conducted with Covered Suppliers who continued to be non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. In total, 100% of the 23 Covered Suppliers responded to the Company’s request.

Due Diligence

The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

Establish Strong Company Management Systems

Internal Team to Support Sourcing Function Due Diligence.

The Company uses an internal team, consisting of employees from the Company’s legal and supply chain departments, to support conflict minerals due diligence and reporting.

Adoption of Conflict Minerals Policy.

Within the Company’s supplier relationships, the Company seeks to manage its sourcing processes ethically, and to hold the Company and its suppliers to high standards of behavior. This means that the Company is committed to working with its suppliers to encourage responsible practices throughout the supply network. In addition, as outlined in the Company’s Conflict Minerals Policy (the “Policy”), the Company is committed to compliance with the SEC’s conflict minerals reporting obligations. The Policy, among other matters, requires the Company’s suppliers to, as applicable, respond in a timely and accurate manner to requests from the Company regarding conflict minerals.

Identify and Assess Risks in the Sourcing Function

As discussed above, the Company continues to assess its sourcing function risks and work with its suppliers in developing greater supply chain transparency. The following steps were continued or initiated with respect to the Reporting Period:

•	Determining which items or suppliers are true “contract to manufacture.”

•	Contacting suppliers identified as “high possibility” for conflict minerals.

•	Securing a completed CMRT.

Design and Implement a Strategy to Respond to Identified Risks

The Company is committed to maintaining high standards of corporate responsibility through its compliance with Form SD. As required by Form SD, the Company is reporting the findings of its RCOI and additional due diligence measures through the preparation of this Report. In addition, the Company works to address any significant due diligence findings as they arise. For example, as noted above, the Company conducts additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the Company’s RCOI. The Company uses its conflict minerals policies and procedures to monitor the presence of conflict minerals in its supply chain. When applicable, data gathered from the execution of its conflict minerals policies and procedures is considered at the supplier management level to oversee the Company’s supplier base.

Carry Out Independent Third-Party Audit of Smelter’s / Refiner’s Due Diligence Practices

Where possible, the Company has relied on third party assurances and certifications. For example, the Company accepts as reliable any smelter that is compliant with the RMI Responsible Mineral Assurance Process standards. To the extent that other audited supplier certifications are provided to the Company, the Company may consider reliance on a case-by-case basis.

Report Annually on Sourcing Function Due Diligence

The Form SD and this Report are publicly available at https://investors.joann.com/additional-information and meet the OECD recommendation to report annually on the sourcing function due diligence.

2.	Due Diligence Results.

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of any of the Subject Minerals. Although the Company received responses from 23 Covered Suppliers in connection with its RCOI, such Covered Suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis, and/or were unable to determine the facility/smelter and/or country of origin for the Subject Minerals. A Covered Supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities/smelters and/or countries of origin for the Subject Minerals at this time. The Company expects to continue to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

3.	Additional Due Diligence and Risk Mitigation.

The Company expects to take the following steps, among others, to improve its RCOI process and due diligence measures:

Continuous Improvement of Sourcing Function Due Diligence

The Company expects to continue to improve its sourcing function due diligence efforts. Such measures may include, but are not limited to:

•	assessing the presence of conflict minerals in its supply chain;

•	clearly communicating expectations with regard to transparency of supplier sourcing of conflict minerals;

•	increasing the response rate for RCOI process;

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continuing to compare RCOI results to information collected, as applicable, via independent conflict free smelter validation programs such as the RMI Responsible Mineral Assurance Process standards; and

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as applicable, directing our suppliers to contact smelters identified as a result of the RCOI process and request their compliance with an industry program such as the RMI Responsible Mineral Assurance Process standards.